SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of July


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____   Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______



       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated [July 22, 2004] announcing the results for the second quarter 2004.

Van der Moolen Announces Second Quarter Results

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--July 22, 2004--Van der Moolen (NYSE:VDM) reports EUR 7.7 million net income from ordinary activities for the second quarter of 2004, including an exceptional tax benefit of EUR 3.7 million.

    -- Group equity divided by balance sheet total rose from 27% at year-end 2003 to 47% on June 30, 2004

    -- Significant repayment of credit facilities: on June 30, 2004 EUR 5.8 million is drawn under facilities, compared to EUR
        36.3 million at year-end 2003

    -- Unrestricted cash increased from EUR 11 million at year-end 2003 to EUR 33 million on June 30, 2004 (March 31, 2004 was EUR 20 million).

    Van der Moolen announces that it earned net income from ordinary activities of EUR 7.7 million in the second quarter of 2004, including an exceptional tax benefit of EUR 3.7 million. Excluding that benefit, net income from ordinary activities of EUR 4.0 million represented a decline of 7% compared with net income of EUR 4.3 million before exceptional charge to top up the provision for NYSE/SEC settlement in the first quarter of 2004 and a decline of 42% compared with net income of EUR 6.9 million in the second quarter of 2003. Net income from ordinary activities per common share (including exceptional items in all periods) was EUR 0.18 in the second quarter of 2004, which compares with EUR 0.05 in the first quarter 2004 and EUR 0.16 in the second quarter of 2003.
    Van der Moolen closed 61 (or 97%) of its 63 trading days in the second quarter with a positive trading result. Our NYSE participation rate was 23.2%, compared to 25.3% in the first quarter of 2004 and 27.7% in the second quarter last year. Our realization rates were 3.0,
3.0 and 3.6 basis points, respectively.



Key Figures
---------------------------   ---------------------- -----------------
Euros millions         2nd                             6 months
                     quarter  2nd quarter 1st quarter
                       2004     2003 (a)    2004 (a)  2004  2003 (a)
----------------------------------------------------------------------
Revenues              30.9     47.5  -35% 35.9  -14%  66.8  95.9  -30%
---------------------------   ---------------------- -----------------
Operating income       8.4     14.7  -43%  8.3    1%  16.7  27.6  -39%
---------------------------   ---------------------- -----------------
Net income from
 ordinary activities
 before impairment
 charges and before
 exceptional expense
 relating to
 provision NYSE/SEC    7.7      6.9   12%  4.3   79%  12.0  14.8  -19%
---------------------------   ---------------------- -----------------
Exceptional expense
 relating to
 provision NYSE/SEC
 after tax               -        -       (1.6)       (1.6)    -
---------------------------   ---------------------- -----------------
Net income from
 ordinary activities   7.7      6.9   12%  2.7  185%  10.4  14.8  -30%
---------------------------   ---------------------- -----------------
Guarantee capital    410.1    495.0  -17%392.5    4% 410.1 495.0  -17%
---------------------------   ---------------------- -----------------
Per common share
 data (Euros x 1)
---------------------------   ---------------------- -----------------
Net income from
 ordinary activities
 before impairment
 charges and before
 exceptional expense
 relating to
 provision NYSE/SEC   0.18     0.16   12% 0.10   89%  0.28  0.35  -21%
---------------------------   ---------------------- -----------------
Net income from
 ordinary activities  0.18     0.16   12% 0.05  240%  0.24  0.35  -33%
---------------------------   ---------------------- -----------------
Cash earnings        (0.54)    0.24 -322% 0.14 -475% (0.40) 0.52 -177%
---------------------------   ---------------------- -----------------

(a) adjusted for purposes of comparison


    F.M.J. (Fred) Boettcher, Van der Moolen's CEO, remarked, "Van der Moolen significantly reduced costs and strengthened its financial position during the second quarter of 2004. Operating costs declined 33% year on year and 20% compared to the first quarter. Our financial condition - both liquidity and debt ratios - not only stabilized but returned to comfortable position even as we paid the NYSE/SEC settlement provision and applied disposal proceeds to debt reduction. Improved market conditions at the start of the year reversed themselves in the second quarter. Consequently, revenue capture deteriorated and reduced expenses could only partly compensate for this. We expect an eventual recovery in our trading environment, but the return to poor trading conditions we saw in the second quarter has stimulated us to renew our efforts to cut our cost base and to find new revenue sources, either in our existing activities or by acquisition."

    Results for the second quarter of 2004

    After a strong start to the year, in the second quarter of 2004 turnover declined on most of the equity exchanges we trade. Efforts are made, and continue to make, to shift our activity toward trading strategies such as arbitrage that are somewhat less dependent on volumes, but this could only partially offset the negative influence of lower turnover.


  Change in turnover on the principal equity exchanges where Van der
                            Moolen is active
----------------------------------------------------------------------
                   Q2 2004 vs.                             Q2 2004 vs.
                      Q1 2004                                Q1 2004
----------------------------------------------------------------------
  Borsa Italiana       n.a.      London Stock Exchange          -10.8%
  Deutsche Boerse    -18.9%      New York Stock Exchange         -3.0%
  Euronext            -6.5%      SWX Swiss Exchanges             +1.0%
----------------------------------------------------------------------
  local currencies; source: individual exchanges
----------------------------------------------------------------------


    Volatility again developed inconsistently between markets, but dropped off noticeably in all of them during June.


    Change in Average Intraday Price Ranges, Q2 2004 vs. Q1 2004
---------------------------------------------------------------------
AEX Index (Netherlands)  -15.3% FTSE 100 Index (U.K.)       -5.5%
CAC 40 Index (France)    -4.3%  MIB Index (Italy)           -2.6%
DAX Index (Germany)             NYSE Composite Index
                         +2.6%   (U.S.)                     +3.7%
Swiss Market Index       -6.6%
---------------------------------------------------------------------
source: Bloomberg
---------------------------------------------------------------------


    At EUR 30.9 million, our reported revenues in the second quarter were 14% lower than in the first quarter of 2004 and 35% below those earned in the second quarter of 2003. The factors that drove these comparisons were as follows:


             Influences on Q2 2004 Revenue Development
-------------------------------------------------------------------
                                           Q2 2004 vs. Q2 2004 vs.
                                              Q2 2003     Q1 2004
-------------------------------------------------------------------
Organic change in revenues                     -19%       - 15%
U.S. dollar effects                            - 9%        + 1%
Discontinued operations (including VDM
 Bonds)                                        - 7%         -
-------------------------------------------------------------------
Net change in revenues                         -35%       - 14%
-------------------------------------------------------------------


    On a like-for-like basis, second quarter revenues decreased by 15% compared with the first quarter of 2004. All operations except Amsterdam equities and U.S. options experienced a decline in revenues.
    Transaction costs declined by 14% compared to the preceding quarter, and 26% compared with the second quarter of 2003. The decrease relative to the preceding quarter was largely the result of reduced levels of activity and the first benefits of Euronext's new tariff structure, partially offset by currency effects. In addition to these factors, sale or closure of operations and reduced SEC fee rates at the level of VDM Specialists had a substantial effect on the year-over-year comparison.
    Total operating expenses were 20% less than in the first quarter of 2004. All cost lines except seat leases and amortization of intangible assets decreased. These two items, which were essentially unchanged in dollar terms, increased as a result of currency movements. The largest cost reduction was due to the absence of a provisioning charge in the first quarter of EUR 2.2 million, and as a result of reduced legal and advisory fees related to the NYSE/SEC investigation, general and administrative costs declined by EUR 1.6 million. Compared to the second quarter of 2003, operating expenses decreased by 33%, primarily as a result of cost savings achieved in the intervening period (including the effect of discontinued operations), lower bonus accruals and the depreciation of the U.S. dollar.
    Compared with the first quarter of 2004, second quarter bonus expenses declined less than revenues. Our bonus calculations are largely determined by our revenue capture, after taking cost items into account: decreased revenue in the second quarter would normally have resulted in a lower accrual. However, the first quarter 2004 included charges in relation to the provision for NYSE/SEC settlement and related legal advice that had the effect of lowering bonus accruals.
    Interest expense declined by 32% or EUR 0.9 million in the second quarter of 2004 compared to the first, as we repaid the major part of our short-term debt. This happened over the course of the quarter, so a further reduction in interest expenses can be expected in the third quarter.
    Corporate taxation (excluding the exceptional tax benefit) in the second quarter was EUR 0.3 million, representing an effective tax rate of 7%, compared with 14% and 22% in the first quarter of 2004 and the second quarter of 2003, respectively (these rates exclude the effects of all exceptional items). The exceptional tax benefit in the amount of EUR 3.7 million relates to the adjustment of tax accruals of previous years as a result of final assessments issued by the tax authorities of the Netherlands, the United States and United Kingdom. On July 1, 2004, our Dutch financing company converted a substantial part of its intra group loan base into capital. This conversion will reduce the future tax benefits obtained from the concern financing entity, and consequently our consolidated effective tax rate is expected to increase by approximately 8 percentage points (assuming pretax income at second quarter 2004 level and composition). We are currently reviewing alternatives to mitigate the consequences of the termination of the concern financing regime in the Netherlands as of December 31, 2007.
    Minority interest was a EUR 2.2 million charge in the second quarter, compared with charges of EUR 2.1 million and EUR 3.1 million in the first quarter of 2004 and second quarter of 2003, respectively. The decline compared to the first quarter 2004 is primarily explained by the lower pre-tax income earned by VDM Specialists, partially offset by currency effects. Minority interest in 2003 still included the participation in the loss of one of our option units by minority members.
    Net income from ordinary activities in the second quarter of 2004 was EUR 7.7 million (or EUR 0.18 per common share), a 185% increase from the first quarter (including the exceptional provisioning charged to that quarter) and a 12% increase from the second quarter of the prior year. Excluding the exceptional tax adjustment in the second quarter as well as the exceptional provisioning charge in the first, second quarter net income was EUR 4.0 million (or EUR 0.08 per common share), a 7% decrease from the first quarter and a 42% decline year-on-year. Cash earnings per common share were a negative EUR 0.54, compared with positive cash earnings of EUR 0.14 and EUR 0.24 in the first quarter 2004 and second quarter of 2003, respectively. The negative cash earnings in the second quarter of 2004 mainly reflect the cash payments to settle with the NYSE/SEC in an amount equivalent to EUR 0.77 per common share.

    Balance Sheet

    Our Balance Sheet continued to strengthen during the second quarter of 2004. Proceeds from the sale of VDM Bonds (and the working capital that was thereby freed up), the receipt of current tax receivables as well as other cash inflows were used to repay short-term debt. On June 30, 2004 our Balance Sheet total was EUR
565.5 million; a EUR 319 million or 36% decrease from December 31, 2003. The decrease is largely due to the sale of VDM Bonds, payment of the NYSE/SEC settlement, reduced inventory and clearing positions on Balance Sheet date and repayments on short-term loans, partly offset by the appreciation of the US dollar.
    Group equity divided by the Balance Sheet total rose from 27% on December 31, 2003 to 47% on June 30, 2004.
    Guarantee capital, which consists of Group equity plus the non-current portion of our subordinated indebtedness, rose from EUR
386.2 million to EUR 410.1 million during the first six months of 2004. The half-year's income contribution, translation effects and proceeds from the sale of 780,000 treasury shares in April 2004 accounted for most of this. As a percent of our Balance Sheet total, guarantee capital rose from 44% at the end of 2003 to 73% at the end of the second quarter 2004.
    Cash and cash equivalents amounted to EUR 229.9 million on June 30, 2004. Of this approximately EUR 33 million is unrestricted compared to the year-end 2003 unrestricted amount of EUR 11 million and the March 31, 2004 amount of EUR 20 million. As of June 30, 2004, the amount drawn on our credit lines was EUR 5.8 million (all drawn on Facility B), and the portion of our long-term indebtedness that is due for repayment during 2004 and the first half of 2005 was EUR 15.8 million. On July 13, 2004 we cancelled the unused portion of Facility
B. Facility A was fully repaid in the second quarter of 2004 and hereby cancelled.
    On June 30, 2004 we carry ten NYSE seats on our Balance Sheet at an average cost price of $1.6 million each. The most recent seat transaction, on July 8, 2004, was at $1.4 million. We will continue to monitor the value of seat transactions in relation to our carrying value.

    Cash flow and investment

    Cash flow from operating activities was EUR 7.4 million in the first six months of 2004. Freed up working capital and other positive operating cash flows offset the EUR 39.1 million payment of the NYSE/SEC settlement. Working capital needs decreased by EUR 23.9 million, mainly as a result of the receipt of current tax receivables and lower working capital needs at the level of some of our business units. Cash flows from investing activities were a positive EUR 6.7 million, relating to repayments on loans outstanding to third parties and the sale of VDM Bonds (proceeds of the sale less cash balances held by VDM Bonds). Negative cash flows of EUR 33.7 million from financing activities were primarily due to repayment of short-term loans, partly offset by the proceeds from the sale of treasury shares. Including the effect of currency exchange differences, net of amounts advanced by clearing organizations, cash decreased by EUR 9.6 million compared to December 31, 2003.

    U.S. GAAP accounts

    Earnings calculated according to US GAAP in the second quarter of 2004 amounted to EUR 5.6 million.

    For further information please contact Investor
Relations/Corporate Communications, telephone: +31 (0)20 535 6789

    For more information about Van der Moolen, please visit www.vandermoolen.com.

    N.B.:

    Today, at 15:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com.
Invitations to participants have been distributed. For more information, please contact Jeff Zelkowitz at Taylor Rafferty, telephone: +1 (212) 889 4350.

    Our next scheduled press release, announcing our results for the third quarter of 2004, will be published on Thursday, October 21, 2004.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.



                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

---------------------- ----------- ----------- ----- ----------- -----
(amounts  in millions
 of Euros, except per
 share data)               Q2          Q2                Q1
                          2004        2003 (a)     %    2004 (a)     %
---------------------- ----------- ----------- ----- ----------- -----
Revenues                     30.9        47.5   -35%       35.9   -14%
Transaction costs             5.4         7.3   -26%        6.3   -14%
Net revenues                 25.5        40.2   -37%       29.6   -14%
Fixed personnel
 expenses                     8.0        11.6               8.2
Bonus expenses                1.5         2.7               1.7
Seat leases                   2.3         3.8               2.2
Information and
 communication
 expenses                     0.8         1.4               0.8
Depreciation                  0.3         0.7               0.5
Amortization of
 intangible fixed
 assets                       0.9         1.5               0.8
Exceptional expense
 relating to provision
 NYSE/SEC                       -           -               2.2
General and
 administrative
 expenses                     3.3         3.8               4.9
Total operating
 expenses                    17.1        25.5   -33%       21.3   -20%
Operating income              8.4        14.7   -43%        8.3     1%

Net interest income
 (expense)                   (1.9)       (2.8)             (2.8)
Gain on disposal of
 financial fixed
 assets                         -           -                 -

Income from ordinary
 activities before tax        6.5        11.9   -45%        5.5    18%
Taxation                     (3.4)        1.9               0.7
Group income after
 taxation                     9.9        10.0    -1%        4.8   106%
Minority interest             2.2         3.1               2.1
Net income (loss)             7.7         6.9    12%        2.7   185%
---------------------- ----------- ----------- ----- ----------- -----
Net income (loss) from
 ordinary activities
 before impairment
 charges and before
 exceptional expense
 relating to provision
 NYSE/SEC                     7.7         6.9    12%        4.3    79%
Exceptional expense
 relating to provision
 NYSE/SEC after tax             -           -              (1.6)
Net income (loss) from
 ordinary activities          7.7         6.9    12%        2.7   185%
Dividends on financing
 preferred shares             0.8         0.8               0.7
Net income (loss) from
 ordinary activities
 attributable to
 holders of common
 shares                       6.9         6.1    13%        2.0   245%
Cash earnings
 attributable to
 holders of common
 shares                     (20.6)        9.2  -324%        5.4  -481%
Average number of
 common shares
 outstanding           38,137,100  37,748,417     1% 37,537,100     2%
Diluted average number
 of common shares
 outstanding           38,137,100  37,748,417     1% 37,537,100     2%
Per share data:
Net income (loss) from
 ordinary activities
 before impairment
 charges and before
 exceptional expense
 relating to provision
 NYSE/SEC per common
 share                       0.18        0.16    12%       0.10    89%
Diluted net income
 (loss) from ordinary
 activities before
 impairment charges and
 before exceptional
 expense relating to
 provision NYSE/SEC per
 common share                0.18        0.16    12%       0.10    89%
Net income (loss) from
 ordinary activities
 per common share            0.18        0.16    12%       0.05   240%
Diluted net income
 (loss) from ordinary
 activities per common
 share                       0.18        0.16    12%       0.05   240%
Cash earnings per
 share (Cash EPS)           (0.54)       0.24  -322%       0.14  -475%
Diluted Cash EPS            (0.54)       0.24  -322%       0.14  -475%
---------------------- ----------- ----------- ----- ----------- -----
(a) adjusted for
 purposes of
 comparison


                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

---------------------------------------- ----------- ----------- -----
(amounts  in millions of Euros, except      6 months    6 months
 per share data)                                                     %
                                               2004      2003 1)
---------------------------------------- ----------- ----------- -----
Revenues                                       66.8        95.9   -30%
Transaction costs                              11.7        14.9   -21%
Net revenues                                   55.1        81.0   -32%
Fixed personnel expenses                       16.2        23.3
Bonus expenses                                  3.2         6.5
Seat leases                                     4.5         8.1
Information and communication expenses          1.6         2.7
Depreciation                                    0.8         1.4
Amortization of intangible fixed assets         1.7         3.0
Exceptional expense relating to
 provision NYSE/SEC                             2.2           -
General and administrative expenses             8.2         8.4
Total operating expenses                       38.4        53.4   -28%
Operating income                               16.7        27.6   -39%

Net interest income (expense)                  (4.7)       (5.6)
Gain on disposal of financial fixed
 assets                                           -         1.9

Income from ordinary activities before
 tax                                           12.0        23.9   -50%
Taxation                                       (2.7)        2.8
Group income after taxation                    14.7        21.1   -30%
Minority interest                               4.3         6.3
Net income (loss)                              10.4        14.8   -30%
---------------------------------------- ----------- ----------- -----
Net income (loss) from ordinary
 activities before impairment charges
 and before exceptional expense relating
 to provision NYSE/SEC                         12.0        14.8   -19%
Exceptional expense relating to
 provision NYSE/SEC after tax                  (1.6)          -
Net income (loss) from ordinary
 activities                                    10.4        14.8   -30%
Dividends on financing preferred shares         1.5         1.5
Net income (loss) from ordinary
 activities attributable to holders of
 common shares                                  8.9        13.3   -33%
Cash earnings attributable to holders of
 common shares                                (15.2)       19.8  -177%
Average number of common shares
 outstanding                             37,837,100  37,985,558     0%
Diluted average number of common shares
 outstanding                             37,837,100  37,985,558     0%
Per share data:
Net income (loss) from ordinary
 activities before impairment charges
 and before exceptional expense relating
 to provision NYSE/SEC per common share        0.28        0.35   -21%
Diluted net income (loss) from ordinary
 activities before impairment charges
 and before exceptional expense relating
 to provision NYSE/SEC per common share        0.28        0.35   -21%
Net income (loss) from ordinary
 activities per common share                   0.24        0.35   -33%
Diluted net income (loss) from ordinary
 activities per common share                   0.24        0.35   -33%
Cash earnings per share (Cash EPS)            (0.40)       0.52  -177%
Diluted Cash EPS                              (0.40)       0.52  -177%
---------------------------------------- ----------- ----------- -----
(a) adjusted for purposes of comparison





---------------------------------- ----- -------- ----- -------- -----
Van der Moolen Holding N.V.         Q2      Q2      %      Q1      %
Revenue breakdown in millions of
 Euros                             2004  2003 (a)       2004 (a)
---------------------------------- ----- -------- ----- -------- -----
VDM Specialists                    25.7     34.7           28.8
Net gain on principal transactions 18.0     25.3   -29%    20.8   -13%
Commissions                         6.3      7.1   -11%     6.5    -3%
Other                               1.4      2.3   -39%     1.5    -7%
US Option Business                 (0.2)     2.0   110%    (0.2)    0%
European Trading                    5.4      7.2   -25%     6.9   -22%
Unallocated and Holding               -      3.6  -100%     0.4  -100%
---------------------------------- ----- -------- ----- -------- -----
Total revenues                     30.9     47.5   -35%    35.9   -14%
---------------------------------- ----- -------- ----- -------- -----

------------------------------------------------ ------- -------- ----
Van der Moolen Holding N.V.                        6
                                                  months 6 months  %
Revenue breakdown in millions of Euros            2004   2003 (a)
------------------------------------------------ ------- -------- ----
VDM Specialists                                    54.5     72.7
Net gain on principal transactions                 38.8     54.8  -29%
Commissions                                        12.8     14.1   -9%
Other                                               2.9      3.8  -24%
US Option Business                                 (0.4)     2.2  118%
European Trading                                   12.3     15.7  -22%
Unallocated and Holding                             0.4      5.3  -92%
------------------------------------------------ ------- -------- ----
Total revenues                                     66.8     95.9  -30%
------------------------------------------------ ------- -------- ----




Van der Moolen Holding N.V.           Q2      Q2     %      Q1     %
Operating income before amortization
 of intangible fixed assets, before
 impairment and before exceptional
 expense relating to provision
 NYSE/SEC , breakdown in millions of
 Euros                               2004  2003 (a)      2004 (a)
------------------------------------------ -------- ---- -------- ----
VDM Specialists                      11.9     16.2  -27%    13.5  -12%
US Option Business                   (0.8)    (0.8)   0%    (1.2)  33%
European Trading                      0.3      0.8  -63%     1.3  -77%
Unallocated and Holding              (2.1)       -          (2.3)
------------------------------------------ -------- ---- -------- ----
Total operating income before
 amortization of intangible fixed
 assets, before impairment and before
 exceptional expense relating to
 provision NYSE/SEC                   9.3     16.2  -43%    11.3  -18%
------------------------------------------ -------- ---- -------- ----


                    Van der Moolen Holding N.V.   6     6 months
                                                 months            %
Operating income before amortization of
 intangible fixed assets, before impairment and
 before exceptional expense relating to
 provision NYSE/SEC , breakdown in millions of
 Euros                                           2004   2003 (a)
----------------------------------------------- ------- -------- -----
VDM Specialists                                   25.4     34.7   -27%
US Option Business                                (2.0)    (3.3)   39%
European Trading                                   1.6      1.2    33%
Unallocated and Holding                           (4.4)    (2.0) -120%
----------------------------------------------- ------- -------- -----
Total operating income before amortization of
 intangible fixed assets, before impairment and
 before exceptional expense relating to
 provision NYSE/SEC                               20.6     30.6   -33%
----------------------------------------------- ------- -------- -----




VDM Specialists (VDMS)                          Q2      Q2       Q1
Key figures (Dutch GAAP)                      2004   2003 (a) 2004 (a)
--------------------------------------------- ------ -------- --------
VDM Specialists revenues ($ million)           30.9     39.6     36.0
Net gain on principal transactions             21.6     28.9     26.0
Commissions                                     7.6      8.0      8.1
Other                                           1.7      2.7      1.9
Total value of trading on NYSE ($ billion)    2,881    2,497    2,971
Value of trading in VDMS assignments ($
 billion)                                       316      289      346
VDMS market share in dollar value NYSE         11.0%    11.6%    11.6%
VDMS value of principal shares traded ($
 billion)                                        73       80       88
Participation rate                             23.2%    27.7%    25.3%
VDMS net gain on principal transactions ($
 million)                                      21.6     28.9     26.0
Realization rate (basis points)                 3.0      3.6      3.0
--------------------------------------------- ------ -------- --------
Source: NYSE, Van der Moolen

(a) adjusted for purposes of comparison


VDM Specialists (VDMS)                              6 months 6 months
Key figures (Dutch GAAP)                              2004   2003 (a)
---------------------------------------------------- ------- --------
VDM Specialists revenues ($ million)                   66.9     80.3
Net gain on principal transactions                     47.6     60.5
Commissions                                            15.7     15.5
Other                                                   3.6      4.3
Total value of trading on NYSE ($ billion)            5,852    4,670
Value of trading in VDMS assignments ($ billion)        662      527
VDMS market share in dollar value NYSE                 11.3%    11.3%
VDMS value of principal shares traded ($ billion)       161      156
Participation rate                                     24.3%    29.5%
VDMS net gain on principal transactions ($ million)    47.6     60.5
Realization rate (basis points)                         3.0      3.9
---------------------------------------------------- ------- --------
Source: NYSE, Van der Moolen

(a) adjusted for purposes of comparison




                     Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                       (Dutch GAAP, unaudited)

-------------------------------------- ------ ------ ------ ---------
(amounts in millions of Euros)         June 30, 2004 December 31, 2003
-------------------------------------- ------------- -----------------
Assets
Fixed assets
Intangible fixed assets                 84.9          83.5
Tangible fixed assets                    4.9           6.3
Financial fixed assets                  94.3         104.1

                                       ------        ------
                                              184.1            193.9
Current assets
Long positions securities               78.0         302.0
Clearing organizations and
 professional parties                   51.9          93.5
Accrued income and other receivables    21.6          33.4
Cash and cash-equivalents              229.9         261.6

                                       ------        ------
                                              381.4            690.5
-------------------------------------- ------ ------ ------ ---------
Total assets                                  565.5            884.4
-------------------------------------- ------ ------ ------ ---------

Shareholders' equity and liabilities
Shareholders' equity                   226.5         201.5
Minority interest                       37.3          33.0

                                       ------        ------
Group equity                                  263.8            234.5
Provisions
Deferred tax liabilities                 4.7           4.7
Other provisions                         1.1          44.6

                                       ------        ------
                                                5.8             49.3
Long-term liabilities
Subordinated debt                      146.3         151.7
Long-term debt                           1.7           2.0

                                       ------        ------
                                              148.0            153.7
Short-term liabilities
Short positions securities              79.1         259.7
Clearing organizations and
 professional parties                    9.0          77.9
Short-term loans                        21.6          48.3
Advanced by clearing organizations       3.1          25.2
Accrued expenses and other liabilities  35.1          35.8

                                       ------        ------
                                              147.9            446.9
-------------------------------------- ------ ------ ------ ---------
Total shareholders' equity and
 liabilities                                  565.5            884.4
-------------------------------------- ------ ------ ------ ---------

-------------------------------------- ------ ------ ------ ---------
Guarantee capital                             410.1            386.2
-------------------------------------- ------ ------ ------ ---------




                      Van der Moolen Holding N.V.
      Consolidated statement of cash flow/ Movement schedule of
                          shareholders'equity
                        (Dutch GAAP, unaudited)
                  Consolidated statement of cash flow
----------------------------------------------------------------------
(Amounts in millions of Euros)             6 months       6 months
                                                 2004         2003 (a)
--------------------------------------- -------------- ---------------
Cash flow from operating activities
Net income                                10.4            14.8
Net gain on disposal of financial fixed
 assets                                      -            (1.9)
Minority interest                          4.3             6.3
Depreciation and amortization of fixed
 assets                                    2.5             4.4
Amortization on deferred gain on swaps    (1.6)           (0.3)
Change deferred taxation and non-cash
 tax effects                               4.8             2.9
Change in provisions                       2.2            (0.1)
Settlement NYSE/SEC investigation        (39.1)              -
Change in working capital                 23.9           (30.9)
                                                ------          ------
                                                  7.4            (4.8)
Cash flow from investing activities
Investments in tangible fixed assets      (0.7)           (0.9)
Disposals of tangible fixed assets         1.0             0.1
Divestments group companies, less cash
 balances held                             2.7               -
Divestments and repayments of financial
 fixed assets                              3.7             3.0
                                                ------          ------
                                                  6.7             2.2
Cash flow from financing activities
Net change in subordinated debt and
 long-term liabilities                     0.6            (4.9)
Net change of short-term loans           (35.6)           31.7
Sale / purchase of common shares           5.6            (6.7)
Proceeds from termination of interest
 rate swaps                               (0.2)           13.6
Dividend payment                          (2.9)          (30.2)
Net change in minority interest           (1.2)           (6.9)
                                                ------          ------
                                                (33.7)           (3.4)
Currency exchange differences on cash and cash-
 equivalents, net of amounts advanced by
 clearing organizations                          10.0           (31.4)
Change in cash and cash-equivalents, net of
 amounts advanced by clearing organizations      (9.6)          (37.4)
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at January
 1,                                             236.4           291.5
                                                ------          ------
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at June 30, 226.8           254.1
----------------------------------------------- ------ -------- ------
Movement in shareholders'equity
--------------------------------------- ------- ------ -------- ------
(Amounts in millions of euros)            6            6 months
                                         months
                                          2004            2003
--------------------------------------- ------- ------ -------- ------

Shareholders' equity at January 1               201.5           312.2
Cash dividend                                -           (27.3)
Currency exchange differences             10.5           (30.3)
Net income for the period January 1 -
 June 30                                  10.4            14.8
Preferred dividend for the period
 January 1 - June 30                      (1.5)           (1.5)
Sale / purchase of common shares           5.6            (6.7)
                                                ------          ------
                                                 25.0           (51.0)
                                                ------          ------
Shareholders' equity at June 30                 226.5           261.2
--------------------------------------- ------- ------ -------- ------
(a) adjusted for purposes of comparison:
The comparative figures in the cash flow statement are adjusted to reflect the cash flow movements on the termination of interest rate swap agreements in connection with our subordinated debt in the USA and herewith-related adjustment of non-cash items included in net income. Furthermore, dividends on financing preferred shares have been adjusted to reflect the actual period of payment.




                     Van der Moolen Holding N.V.
                 Net income and shareholders' equity
                         (US GAAP, unaudited)

------------------------ ----------- ----------- ---- ----------- ----
 (amounts  in millions       Q2          Q2               Q1
  of Euros)                 2004        2003      %    2004 (a)    %
Net income (loss) in
 accordance with Dutch
 GAAP                           7.7         6.9   12%        2.7  185%
Adjustments to reported
 net income
Amortization of
 intangible fixed assets       (0.7)       (0.4)            (0.7)
Stock options                  (0.6)       (1.3)            (0.6)
Other                             -         1.7              1.6
Taxation                       (0.8)       (1.8)            (0.9)

                         ----------- -----------      -----------

Net income (loss) in
 accordance with US GAAP        5.6         5.1   10%        2.1  167%
Dividend on financing
 preferred shares              (0.8)       (0.8)            (0.7)
Net income (loss) in
 accordance with US GAAP
 attributable to common
 shares                         4.8         4.3   12%        1.4  243%
Average number of common
 shares outstanding      38,137,100  37,748,417       37,537,100
Diluted average number
 of common shares
 outstanding             38,137,100  37,748,417       37,537,100
------------------------
 (amounts in euros)

------------------------
Net income (loss) from
 ordinary activities per
 common share in
 accordance with Dutch
 GAAP                          0.18        0.16   12%       0.05  240%
Basic earnings (loss)
 per common share in
 accordance with US GAAP       0.13        0.11   10%       0.04  237%
Diluted net income
 (loss) from ordinary
 activities per common
 share in accordance
 with Dutch GAAP               0.18        0.16   12%       0.05  240%
Diluted earnings (loss)
 per common share in
 accordance with US GAAP       0.13        0.11   10%       0.04  237%
------------------------ ----------- ----------- ---- ----------- ----

------------------------ ----------- ----------- ---- ----------- ----
(amounts in millions of      Q2          Q2               Q1
 Euros)                                             %                %
                               2004        2003           2004 1)
------------------------ ----------- ----------- ---- ----------- ----
Depreciation and
 amortization fixed
 assets in accordance
 with US GAAP

Depreciation                    0.3         0.7              0.5
Amortization of
 intangible fixed assets        1.6         1.7              1.4

                         ----------- -----------      -----------
Total depreciation and
 amortization fixed
 assets in accordance
 with US GAAP                   1.9         2.4  -21%        1.9    0%
------------------------ ----------- ----------- ---- ----------- ----

------------------------ ----------- ----------- ----
(amounts in millions of   June 30,    Dec. 31,
 Euros )
                               2004      2003 1)
------------------------ ----------- ----------- ----

Shareholders' equity in
 accordance with Dutch
 GAAP                         226.5       201.5

Adjustments to reported
 shareholders' equity
Goodwill and specialist
 assignments                  158.0       152.7
Pensions                        8.0         8.0
Taxation                      (19.0)      (15.3)
Provision NYSE/SEC                -        (1.6)
Other                             -         2.8
------------------------ ----------- ----------- ----
Shareholders' equity in
 accordance with US GAAP      373.5       348.1
------------------------ ----------- ----------- ----

(a) adjusted for purposes of comparison
The reconciliation of net income for the 1st quarter 2004 as well as the shareholders' equity reconciliation as at December 31, 2003 have been adjusted to reflect the final US GAAP numbers as included in the 20f for the year 2003 (adjustment provision NYSE/SEC and preferred dividend).


                     Van der Moolen Holding N.V.
                 Net income and shareholders' equity
                         (US GAAP, unaudited)

---------------------------------------- ----------- ----------- ----
 (amounts  in millions of Euros)          6 months    6 months      %
                                               2004        2003
---------------------------------------- ----------- ----------- ----
Net income (loss) in accordance with
 Dutch GAAP                                    10.4        14.8  -30%
Adjustments to reported net income
Amortization of intangible fixed assets        (1.4)       (0.8)
Stock options                                  (1.2)       (2.6)
Other                                           1.6         0.7
Taxation                                       (1.7)       (3.0)

                                         ----------- -----------

Net income (loss) in accordance with US
 GAAP                                           7.7         9.1  -15%
Dividend on financing preferred shares         (1.5)       (1.5)
Net income (loss) in accordance with US
 GAAP attributable to common shares             6.2         7.6  -18%
Average number of common shares
 outstanding                             37,837,100  37,985,558
Diluted average number of common shares
 outstanding                             37,837,100  37,985,558
----------------------------------------
 (amounts in euros)

----------------------------------------
Net income (loss) from ordinary
 activities per common share in
 accordance with Dutch GAAP                    0.24        0.35  -33%
Basic earnings (loss) per common share
 in accordance with US GAAP                    0.16        0.20  -18%
Diluted net income (loss) from ordinary
 activities per common share in
 accordance with Dutch GAAP                    0.24        0.35  -33%
Diluted earnings (loss) per common share
 in accordance with US GAAP                    0.16        0.20  -18%
---------------------------------------- ----------- ----------- ----

---------------------------------------- ----------- ----------- ----
(amounts in millions of Euros)            6 months    6 months      %
                                               2004        2003
---------------------------------------- ----------- ----------- ----
Depreciation and amortization fixed
 assets in accordance with US GAAP

Depreciation                                    0.8         1.4
Amortization of intangible fixed assets         3.0         3.4

                                         ----------- -----------
Total depreciation and amortization
 fixed assets in accordance with US GAAP        3.8         4.8  -21%
---------------------------------------- ----------- ----------- ----

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                VAN DER MOOLEN HOLDING N.V.

         Date: [July 22, 2004]  By: /s/ Friedrich M.J. Bottcher
                                    ---------------------------

                                name:  Friedrich M.J. Bottcher
                                title: Chairman of the Executive Board

                                By: /s/ Frank F. Dorjee
                                    ---------------------------

                                name:  Frank F. Dorjee
                                title: Chief Financial Officer
                                       Member of the Executive Board

                                By: /s/ James.P. Cleaver, Jr.
                                    ----------------------------

                                name : James P. Cleaver, Jr.
                                title: Member of the Executive Board

                                By: /s/ Casper F. Rondeltap
                                    ----------------------------
                                name : Casper F. Rondeltap
                                title: Member of the Executive Board

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